EXHIBIT 21

JAKKS PACIFIC, INC. SUBSIDIARIES

Subsidiary	Jurisdiction
A.S. Design Limited	Hong Kong
Arbor Toys Company Limited	Hong Kong
Creative Designs International, Ltd.	Delaware
Disguise Limited	Hong Kong
Disguise, Inc.	Delaware
DreamPlay Toys LLC	Delaware
JAKKS Meisheng Trading (Shanghai) Limited	China
JAKKS Pacific (Asia) Limited	Hong Kong
JAKKS Pacific (Canada), Inc.	Canada
JAKKS Pacific (HK) Limited	Hong Kong
JAKKS Pacific (Shenzhen) Company	China
JAKKS Pacific (UK) Ltd.	United Kingdom
JAKKS Pacific France, S.A.S.	France
JAKKS Pacific Germany GmbH	Germany
JAKKS Pacific Iberia, S.L.	Spain
JAKKS Pacific Trading Limited	Hong Kong
JAKKS Sales Corporation	Delaware
JKID Limited	United Kingdom
JKP Mexico Holdings, S.A. de C.V.	Mexico
Kids Only Limited	Hong Kong
Kids Only, Inc.	Massachusetts
Maui, Inc.	Ohio
Moose Mountain Marketing, Inc.	New Jersey
Moose Mountain Toymakers Limited	Hong Kong
Pacific Animation Partners LLC	Delaware
Play Along (Hong Kong) Limited	Hong Kong
Tollytots Limited	Hong Kong